INTERNATIONAL PETROREAL OIL CORPORATION
(Formerly PETROREAL OIL CORPORATION)
1750 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Tel: (604) 683-2220
Fax: (604) 683-2286


03029930

September 2, 2002

U.S. Securities and Exchange Commission
International Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Attention: Anne-Marie Tierney

Dear Ms. Tierney:

RE: INTERNATIONAL PETROREAL OIL CORPORATION
12g3-2(B) FILE NO. 82-3206

We enclose copies of the following documents:

1. Quarterly Report for the period ended June 30, 2003 which was filed today via SEDAR with B.C. Securities Commission, Alberta Securities Commission and TSX Venture Exchange.

2. News Releases which was disseminated and filed on August 18th, August 26th and August 29th via SEDAR with the regulatory authorities as stated above.

Yours truly,

INTERNATIONAL PETROREAL OIL CORPORATION

Keiko Mizuno
Corporate Secretary

Enclosures

dlw 9/10

03 SEP 10 AM 7:21

BC FORM 51-901F

Incorporated as part of : Schedule A

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YYYY / MM / DD
International PetroReal Oil Corporation (formerly PetroReal Oil Corporation)		June 30, 2003		2003 / 08 / 28
ISSUER ADDRESS				
1750 - 1177 West Hastings Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3	(604) 683-2286	(604) 683-2220
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Keiko Mizuno		Corporate Secretary		(604) 683-2220
CONTACT E-MAIL ADDRESS		WEB SITE ADDRESS		
KeikoMizuno@telus.net				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Andrew von Kursell"	Andrew von Kursell	2003 / 08 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Adrian Rollke"	Adrian Rollke	2003 / 08 / 29

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
INTERIM BALANCE SHEET
(Unaudited)

Assets		June 30, 2003		December 31, 2002
Current:				
Cash	$	2,210	$	-
Accounts receivable		1,775		1,816
Prepaid expenses		1,275		-
		5,260		1,816
Oil and gas property (Note 4)		35,587		35,194
	$	40,847	$	37,010
Liabilities				
Current:				
Bank indebtedness (Note 5)	$	24,000	$	32,644
Accounts payable (Note 7 and 8)		483,852		674,273
		507,852		706,917
Shareholders' Deficiency				
Share Capital (Note 6)		5,237,313		5,069,873
Warrants (Note 6)		92,560		-
Deficit		(5,796,878)		(5,739,780)
		(467,005)		(669,907)
Going Concern (Note 1(b))	$	40,847	$	37,010

Approved by the Directors:

"Adrian Rollke" *"Andrew von Kursell"*

- See accompanying notes –

INTERNATONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Cumulative Since Inception, September 10,
	2003	2002	2003	2002	1997
Revenue:					
Chestermere					
- oil and gas revenue	$ 3,347	$ 7,589	$ 8,638	$ 11,519	$ 239,249
- operating expenses	(4,360)	(2,689)	(6,048)	(6,193)	(117,593)
- depletion	(652)	(1,342)	(1,357)	(2,744)	(66,731)
	(1,665)	3,558	1,233	2,582	54,925
Expenses:					
Administration fees	4,869	14,887	11,770	24,282	185,902
Bank charges	82	82	112	138	16,954
Filing fees and transfer agent	5,818	2,589	9,167	4,106	58,427
Interest	(1,712)	733	5,249	1,269	99,430
Legal and accounting	5,964	3,352	7,464	5,427	179,316
Management and consulting fees	-	3,973	645	5,927	270,865
Office and miscellaneous	2,118	2,304	(893)	3,224	71,724
Property investigation costs	-	-	-	-	25,902
Rent	6,600	11,610	18,210	23,454	231,043
Travel	6,607	-	6,607	-	18,993
	30,346	39,530	58,331	67,827	1,158,556
Loss before other items	32,011	35,972	57,098	65,245	1,103,631
Other Items:					
Gain on disposal of oil and gas property	-	-	-	-	14,442
Interest income	-	-	-	3	2,922
Write-off of Equador oil and gas joint venture	-	-	-	-	(385,643)
Writedown of accounts payable	-	-	-	-	47,122
Forgiveness of debt	-	-	-	-	14,304
	-	-	-	3	(306,853)
Net Loss	32,011	35,972	57,098	65,242	1,410,484
Deficit, beginning	5,764,867	5,519,935	5,739,780	5,490,665	4,386,394
Deficit, ending	$ 5,796,878	$ 5,555,907	$ 5,796,878	$ 5,555,907	$ 5,796,878
Weighted average number of Shares outstanding	5,496,667	2,696,667	4,382,855	2,696,667	
Net loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.02	

- See accompanying notes -

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
INTERIM STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Cumulative Since Inception, September 10,
	2003	2002	2003	2002	1997
Operating Activities:					
Net Loss	$ (32,011)	$ (35,972)	$ (57,098)	$ (65,242)	$ (1,410,484)
Items not involving cash -					
Gain on disposal of oil and gas property	-	-	-	-	(14,442)
Depletion	652	1,342	1,357	2,744	66,731
Cancellation of note payable	-	-	-	-	(8,825)
Write-down of accounts payable	-	-	-	-	(38,297)
Write-off of Ecuador oil and gas joint venture	-	-	-	-	385,643
	(31,359)	(34,630)	(55,741)	(62,498)	(1,019,674)
Net change in non-cash working capital related to operating activities -					
Decrease (increase)in accounts receivable	(55)	(931)	41	(893)	1,571
Decrease (increase) in prepaid expenses	638	638	(1,275)	(775)	(1,275)
Increase in accounts payable	42,055	34,861	(190,421)	64,922	610,390
	11,279	(62)	(247,396)	756	(408,988)
Investing Activities:					
Proceeds on disposal of oil and gas property	-	-	-	-	165,600
Oil and gas property costs	103	-	(1,750)	-	(639,119)
	103	-	(1,750)	-	(473,519)
Financing Activities:					
Net increase in back indebtedness	(9,203)	-	(8,644)	-	24,000
Net (decrease) increase in loan payable	-	-	-	-	-
Repayment of debenture payable	-	-	-	-	(520,000)
Issuance of share capital	-	-	167,440	-	1,040,101
Issuance of warrants	-	-	92,560		92,560
Issuance of special warrants	-	-	-	-	247,047
	(9,203)	-	251,356	-	883,708
(Decrease) Increase in Cash	2,179	(62)	2,210	756	1,201
Cash, beginning	31	831	-	13	1,009
Cash, ending	$ 2,210	$ 769	$ 2,210	$ 769	$ 2,210
Supplemental Disclosure of Cash Flow Information:					
Interest Paid	$ -	$ -	$ -	$ 647	$ 25,939
Non-cash Transactions:					
Conversion of debenture payable	$ -	$ -	$ -	$ -	$ 330,000
Settlement of interest payable through issuance of shares	$ -	$ -	$ -	$ -	$ 19,446
Settlement of other accounts payable through issuance of shares	$ -	$ -	$ -	$ -	$ 198,956

- See accompanying notes -

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2003

1. Operations and Basis of Presentation

a) Stage of Operations

The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant producing oil and gas property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

b) Going Concern

The company does not have sufficient financing arranged to acquire oil and gas operations that it evaluates. The company has a working capital deficiency of $502,592 at June 30, 2003 and has accumulated operating losses of $1,410,484 from inception to June 30, 2003. The company will have to arrange financing to cover its working capital deficiency, to pay the purchase price and development costs for any operation it intends to acquire, and to fund future operating losses until profitable operations can be achieved (see Note 8 for July 4, 2003 issuance of 2,465,000 shares for debt settlement of $246,500). There is no assurance that additional financing will be available to the company on terms acceptable to the company.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies:

a) Oil and Gas Properties –

The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

2. Accounting Policies (Continued):

b) Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

c) Stock-Based Compensation –

The Company plans to adopt a stock option plan, subject to shareholders' and regulatory approvals. No compensation expense will be recognized on any of the grant, vesting or exercise of an option to directors and employees under the plan, although pro-forma disclosure is made of the compensation expense, and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price. Compensation expense and contributed surplus are recognized in the period in which the options vest for the fair value of stock options granted to non-employees. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price plus the contributed surplus related to the option.

d) Loss Per Share -

Basic loss per share has been calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented as it would be anti-dilutive.

e) Translation of Foreign Currencies -

Amounts in foreign currencies are translated to Canadian dollars as follows:

- Monetary items are translated at the rate of exchange in effect at the balance sheet date;
- Non-monetary items are translated at historical exchange rates; and
- Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

f) Cash -

Cash consists of cash and bank accounts integral to the company's cash management.

3. Financial Instruments:

Fair Values -

Unless otherwise noted, the fair market value of financial assets and liabilities which include cash, accounts receivable, loan receivable, bank indebtedness, accounts payable, and loan payable approximates their book value.

4. Oil and Gas Property:

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in and to six producing oil and gas wells located in Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

	June 30, 2003	December 31, 2002
Acquisition costs	$ 276,000	$ 276,000
Other capital costs	57,857	56,107
Less: Disposal	(151,158)	(151,158)
Less: Depletion	(66,731)	(65,374)
	115,968	115,575
Write-down	(80,381)	(80,381)
Total	$ 35,587	$ 35,194

On May 18, 2001, the company sold, to a related party, a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The closing of the sale is subject to the receipt of waivers of rights of first refusal from joint venture partners, which was granted on February 1, 2003.

The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

On December 4, 2002, the company assigned its remaining interest in the Chestermere property in lieu of any and all monies owed to the purchaser. The sale will become effective as soon as the company has obtained another property or July 4, 2003, whichever is earlier. This deadline has been extended to September 2, 2003 in consideration for $4,000.

5. Bank Indebtedness:

On May 9, 2003, the bank agreed to settle the indebtedness ($23,790) together with interest at the bank's prime interest rate plus 5% per annum, for $24,000, payable in an equal monthly installment by way of 12 post-dated cheques commencing July 1, 2003. Cancelled accrued interest of $8,644 was credited to interest expense in the current period.

6. **Share Capital:**

a) Authorized – 200,000,000 common shares without par value

On September 13, 2002, the company amended its memorandum and articles to consolidate its issued and unissued shares without par value on a three old for one new basis. The name of the company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.

On September 13, 2002, the company further amended its memorandum to increase its authorized capital to 200,000,000 common shares without par value.

b) Issued and Fully Paid -	No. of Shares		Amount
Balance at inception, September 10, 1997	1,734,659	$	3,401,764
Consolidation of shares	(1,156,441)		-
Balance at inception, September 10, 1997	578,218		3,401,764
Shares issued for cash	133,333		160,000
Escrow shares cancelled (issued prior to inception)	(20,250)		-
Shares issued for cash	460,000		426,510
Balance, December 31, 1997	1,151,301		3,988,274
Debenture conversion	242,361		330,000
Warrants exercised	243,333		282,400
Balance, December 1998	1,636,995		4,600,674
Escrow shares issued	124,000		3,750
Special warrants exercised	333,333		247,047
Balance, December 31, 1999	2,094,328		4,851,471
Escrow shares cancelled (issued prior to inception)	(1,000)		-
Shares issued to settle accounts payable	603,339		218,402
Balance, December 31, 2000, December 31, 2001 and December 31, 2002	2,696,667		5,069,873
Shares issued for cash	2,600,000		167,440
Shares issued for finder's fee	200,000		-
Balance, June 30, 2003	5,496,667	$	5,237,313

The number of shares have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

b) Warrants

The Company issued warrants to purchase up to 2,600,000 shares on March 14, 2003. The fair value of the warrants issued during the period ended June 30 2003 has been estimated using the Black-Scholes option pricing model assuming an expected volatility of 137% and a risk-free interest rate of 3.15%.

Fair Value	No. of shares	Exercise Price	Expiry Date
$92,560	2,600,000	$0.13	March 14, 2005

6. Share Capital (Continued):

c) Stock Options -

The following stock options have been granted or cancelled since inception:

	Date of Vesting	Expiry Date	Exercise Price*	Number of Shares subject to Option*
Granted -				
December 8, 1998	December 8, 1998	December 8, 2003	$0.48	126,666
Cancelled -				
October 8, 2000		December 8, 2003	$0.48	(3,333)
Granted -				
March 2, 2001	March 30, 2001	March 2, 2006	$0.90	143,333
Cancelled -				
May 4, 2001		December 8, 2003	$0.48	(16,666)
June 16, 2003		December 8, 2003	$0.48	(7,000)
Granted -				
March 20, 2003	March 31, 2003	March 20, 2005	$0.12	200,000
Outstanding -				
June 30, 2003				443,000

* The number of shares and exercise prices have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense has been recognized for stock options granted to employees and directors. Had compensation expense been determined based on the fair value at the grant date for stock options granted during the period ended June 30, 2003, consistent with the fair value based method of accounting for stock based compensation, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below.

Net loss	As reported	$57,098
	Pro forma	$64,218
Net loss per share,	As reported	$0.01
basic and fully diluted	Pro forma	$0.01

The fair value of the options granted on March 20, 2003 was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3.66%, a dividend yield of 0%, expected volatility of 137% and expected option lives of 2 years.

d) Escrow Shares -

As at June 30, 2003, there are 123,999 (372,000 pre-consolidation) common shares subject to escrow agreements.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2003

7. Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers and directors are associated.

	Six months ended June 30, 2003	Six months ended June 30, 2002
Transactions -		
Administration fees	$ 11,770	$ 24,282
Interest expense	13,785	-
Rent	18,210	23,454

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	March 31, 2003	December 31, 2002
Balance at period-end – included in Accounts payable	$ 371,039	$ 569,587

These balances are payable on demand and have arisen from the provision of services. Of the balance included in 2003 accounts payable, $266,032 ($470,155 - December 31, 2002) bears interest at 12% per annum.

8. Subsequent Events:

(a) On July 4, 2003, the Company issued 2,465,000 shares for settlement of outstanding debt, $246,500, upon receipt of the TSX Venture Exchange approval on May 27, 2003 and shareholders' approval during the annual general meeting held on June 24, 2003.

(b) On August 12, 2003, the Company cancelled incentive stock options for 214,663 shares.

(c) On August 18, 2003, the Company granted incentive stock options for 529,000 shares, exercisable at $0.12 per share for five years, under the stock option plan approved during the annual general meeting and accepted by the TSX Venture Exchange on August 18, 2003.

BC FORM 51-901F

Incorporated as part of : Schedules B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
International PetroReal Oil Corporation (Formerly PetroReal Oil Corporation)	June 30, 2003	2003 / 08 / 28

ISSUER ADDRESS				
1750 - 1177 West Hastings Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3	(604) 683-2286	(604) 683-2220

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Keiko Mizuno	Corporate Secretary	(604) 683-2220

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
KeikoMizuno@telus.net	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Andrew von Kursell"	Andrew von Kursell	2003 / 08 / 29
"Adrian Rollke"	Adrian Rollke	2003 / 08 / 29

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Three Month Period Ended March 31, 2003

Schedule B ***Supplementary Information***

1. The analysis (breakdown) of expenses (general and administrative expenses) required by Schedule B is shown on the statement of loss and deficit included as part of Schedule A.
2. Related party transactions are disclosed in notes 4 and 7 to the financial statements included as part of Schedule A.
3. (a) Securities were issued during the period:

Issue Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of consideration	Commission paid
Mar. 14, 2003	Units	Private placement	2,600,000	$0.10	$260,000	Cash	Yes
Mar. 14, 2003	Common shares	Private placement	200,000	$0.10 deemed	Nil	Finder's fee	N/A

Each unit consists of one share and one two-year share purchase warrant exercisable at a price of $0.13 per share expiring on March 14, 2005.

(b) Stock options were granted during the period:

Grant Date	Number	Optionee	Exercise Price	Expiry Date
March 20, 2003	200,000	Karl Rollke	$0.12	March 20, 2005

4. The authorized, issued and outstanding share capital of the Company, stock options outstanding, and escrow shares remaining as at June 30, 2003 are summarized in note 6 to the financial statements included as part of Schedule A.
5. The directors and officers of the Company are:

Duane O. ("Swede") Nelson	Chairman and Director
Karl Rollke	President, Chief Executive Officer and Director
Andrew von Kursell	Director
Adrian Rollke	Director
Peter Wilson	Vice-President of Investor Relations
Keiko Mizuno	Assistant Secretary

Owen Granger resigned as Director/Secretary/Treasurer effective May 16, 2003.

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Six Month Period Ended June 30, 2003

Schedule C ***Management Discussion and Analysis***

Description of Business

The Company owns a small interest in the Chestermere oil and gas field near Calgary, Alberta, and is actively seeking to acquire other oil and gas interests.

Oil and Gas Activities

The Company's goal for the year 2003 is to acquire oil and gas producing projects with self-supporting cash flows and on-going prospects for enhancement.

The Company agreed to sell 60% of its interest in the Chestermere Property to an affiliate of the Company's former Chairman. This sale eliminated $165,600 in loans and accounts payable of the Company and resulted in a gain of $14,442 in fiscal 2001. The effective date of the sale was March 1, 2001, although the transaction closing was subject to right of first refusal waivers from other interest holders in the Chestermere Property, which were received on February 1, 2003.

On December 4, 2002, the Company agreed to assign its remaining interest in the Chestermere property in lieu of any and all monies owed to the above purchaser. The sale will become effective as soon as the Company has obtained another property or July 4, 2003, whichever is earlier. The Company negotiated to extend the deadline for $4,000. The carrying value of the Chestermere property was adjusted with a write-down of $80,381 to the net realizable value estimated at December 31, 2002 of $35,194.

The oil and gas revenue from Chestermere Property for the six month period ended June 30, 2003 decreased compared with the same period in 2002 due to the following reasons:

a) The production volume for oil decreased by 53% during the six month period ended June 30, 2003, compared with the same period in 2002 and the production volume for gas was lower by approximately 43% in 2003 than in 2002. However, higher sale prices offset the effect of decreased production (b).

b) The average sale price for gas for the first six months of 2003 was higher by approximately 93% and oil prices were higher by approximately 27% during the first six months of 2003 compared with 2002.

c) The operator charged, during the first quarter in 2002, retroactive adjustments of $3,962 for Freehold Mineral Taxes claimed to be undercharged for 1999, 2000, and 2001. There were only minor amount charged during the first quarter 2003.

d) The operator charged, during the first six months in 2003, retroactive adjustment of approximately $1,200 for Freehold Royalty for 2001.

The net result was a decrease in oil and gas revenue to $8,638 for 2003 from $11,519 for 2002. The Company's share of total production for the six month period ended June 30, 2003 was equivalent to 136 barrels of oil, compared to 275 barrels for 2002. The average revenue per barrel equivalent was $63.5 in the first six month of 2003, compared with $42 in 2002.

Administrative expenses

Expenses during the three month period ended June 30, 2003 were similar to the same period in 2002, being $58,331 to $67,827 respectively.

Schedule C ***Management Discussion and Analysis***

***Administrative expenses** (continued)*

Administration fees decreased mainly due to a decrease in charges for services by Owen Granger, former officer and director of the Company. The increase in filing fees and transfer agent was mainly due to an increase in SEDAR filing fees for the annual financial statements and filing fee for a private placement in 2003.

During the first six months of 2003, interest charges of $13,785 on amounts due to a related party at 12% effective January 1, 2002 were recorded. Interest totalling $43,120 for fiscal year 2002 was booked as at December 31, 2002. In the first six months of 2002 no interest has been recorded. The Company agreed to pay this interest subsequent to December 31, 2002, but retroactive to January 1, 2002. The above interest expense for 2003 was offset with a credit of $8,644 for cancellation of accrued interest due to the settlement on bank indebtedness.

Credit amount in office and miscellaneous in 2003 includes foreign exchange gain of $2,549 resulted from payment of long outstanding US$ accounts payable.

Investor Relations Activity

The Company did not undertake any significant investor relations activity during this period.

Subsequent Events

On July 4, 2003, the Company issued 2,465,000 shares at $0.10 per share for settlement of outstanding debt of $246,500 upon receipt of shareholders' approval during the annual general meeting held on June 24, 2003, in addition to the regulatory approval.

On August 12, 2003, the Company cancelled incentive stock options for 214,663 shares and on August 18, 2003, it granted new options for 529,000 shares, exercisable at $0.12 per share for five years, under the Company's stock option plan which was approved at the annual general meeting and accepted for filing by the TSX Venture Exchange on August 18, 2003.

Liquidity and Solvency

Subsequent to the end of this quarter, the Company's current working capital deficit, equal to $502,592 at June 30, 2003 was reduced significantly by $246,500 upon issuance of 2,465,000 shares on July 4, 2003.

The company is actively seeking oil and gas acquisition and Joint Venture opportunities. The company will need to secure significant additional funding to continue its operations and acquisition activities.

Consolidation and Name Change

During the Company's annual general meeting held on June 25, 2002, special resolutions, as disclosed in the Notice of the meeting and Information Circular dated May 17, 2002, were passed to; i) consolidate the common shares of the Company on a 3 to 1 basis, and ii) change the name of the Company from PetroReal Oil Corporation to Consolidated PetroReal Oil Corporation or such other name as the Board of Directors may approve, and iii) increase the post-consolidation common shares of the Company to 200,000,000 common shares without par value.

Schedule C ***Management Discussion and Analysis***

***Consolidation and Name Change** (continued)*

On September 13, 2002, the Company completed the above-stated changes in its share capital and changed its name to International PetroReal Oil Corporation. Effective at the opening of September 13, 2002, the common shares of International PetroReal Oil Corporation commenced trading on TSX Venture Exchange under the new trading symbol of IOC.

NEWS RELEASE
Date: August 18, 2003

12g3-2(b) Exemption No.: 82-3206
CDNX Trading Symbol: IOC

INTERNATIONAL PETROREAL OIL CORPORATION

1750-1177 West Hastings Street
Vancouver, BC
V6E 2K3

Telephone Number: (604) 683-2220
Fascimile Number (604) 683-2286

The Company has agreed to grant incentive stock options to Directors and Officers on 529,000 shares at the price of $0.12 per share.

The grant of the options will be subject to TSX Venture Exchange approval.

INTERNATIONAL PETROREAL OIL CORPORATION



Karl Rollke
President

NEWS RELEASE
Date: August 26, 2003

12g3-2(b) Exemption No.: 82-3206
CDNX Trading Symbol: IOC

INTERNATIONAL PETROREAL OIL CORPORATION

1750-1177 West Hastings Street
Vancouver, BC
V6E 2K3

Telephone Number: (604) 683-2220
Fascimile Number (604) 683-2286

International PetroReal Oil Corporation (the "Company") is pleased to announce that it is in negotiations to acquire a production property in Louisiana, USA. In addition, the Company is proceeding with discussions for the financing of this acquisition.

Further announcements will be made should the negotiations be successful.

INTERNATIONAL PETROREAL OIL CORPORATION



Karl Rollke
President

NEWS RELEASE
Date: August 29, 2003

12g3-2(b) Exemption No.: 82-3206
TSX Venture Trading Symbol: IOC

International PetroReal Oil Corporation

(Formerly PetroReal Oil Corporation)
1750-1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
Telephone: (604) 683-2220 Fascimile: (604) 683-2286

The following summary financial information has been extracted from the interim financial statements of International PetroReal Oil Corporation for the interim periods ended June 30, 2003, which are available in pdf format on the SEDAR website at www.sedar.com. Please contact the company if you would like a printed copy.

Financial position	June 30, 2003	December 31, 2002
	$	$
Current assets	5,260	1,816
Oil and gas property	35,587	35,194
Current liabilities	507,852	706,917
Shareholders' deficiency	(467,005)	(669,907)

	Six months ended June 30,	
Operating results	2003	2002
	$	$
Oil and gas revenue	8,638	11,519
Net oil and gas revenue	1,233	2,582
Administrative and general expenses	58,331	67,827
Interest income	-	3
Net Loss	57,098	65,242
Net loss per share	0.01	0.02

On July 4, 2003, the current liabilities have been reduced by $246,500 through issuance of 2,465,000 shares of the Company, which was approved by shareholders during the annual general meeting held on June 24, 2003 and also by the TSX Venture Exchange.

The Company's share of total production for the six month period ended June 30, 2003 was equivalent to 136 barrels of oil, compared to 275 barrels for 2002. The average revenue per barrel equivalent was $63.5 in the first six month period of 2003, compared with $42 in 2002.

Net loss per share reflect the September 13, 2002 3:1 consolidation of the Company's share capital.

INTERNATIONAL PETROREAL OIL CORPORATION



Karl Rollke
President

